UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICROSOFT CORPORATION

(Name of Subject Company (Issuer))

MICROSOFT CORPORATION

(Name of Filing Person (Issuer))

Common Stock, $0.00000625 Par Value Per Share

(Title of Class of Securities)

594918104

(CUSIP Number of Class of Securities)

John A. Seethoff

Vice President and Deputy General Counsel, Finance and Operations

One Microsoft Way

Redmond, Washington 98052-6399

(425) 882-8080

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Richard B. Dodd

William Gleeson

Preston Gates & Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

(206) 623-7580

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,000,000,000	$2,140,000

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 808,080,808 shares of common stock at the maximum tender offer price of $24.75 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Microsoft Corporation, a Washington corporation (the “Company”), to purchase up to 808,080,808 shares of its common stock, par value $0.00000625 per share, at a price not greater than $24.75 nor less than $22.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Microsoft Corporation, a Washington corporation, and the address of its principal executive offices is One Microsoft Way, Redmond, Washington 98052-6399. The telephone number of its principal executive offices is (425) 882-8080.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Price; Priority of Purchase”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Information About Microsoft Corporation”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth under “Introduction” in the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Information about Microsoft Corporation”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated July 21, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 21, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 21, 2006

(a)(1)(F)*	Form of Letter to Microsoft Savings Plus 401(k) Plan Participants, dated July 21, 2006

(a)(1)(G)*	Summary Advertisement, dated July 21, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Amended and Restated Microsoft Corporation 2001 Stock Plan(1)

(d)(2)	Amended and Restated Microsoft Corporation 1991 Stock Option Plan(1)

(d)(3)	Microsoft Corporation 1999 Stock Plan for Non-Employee Directors(2)

(d)(4)	Microsoft Corporation Stock Option Plan for Non-Employee Directors(2)

(d)(5)	Microsoft Corporation 2003 Employee Stock Purchase Plan(3)

(d)(6)	Microsoft Corporation 1998 Stock Option Gain and Bonus Deferral Program(3)

(d)(7)	Form of Stock Award Agreement(3)

(d)(8)	Form of Stock Award Agreement for Non-Employee Directors(3)

(d)(9)	Form of Shared Performance Stock Award Agreement for the January 1, 2004 to June 30, 2006 performance period(3)

(d)(10)	Form of Shared Performance Stock Award Agreement for the July 1, 2003 to June 30, 2006 performance period(3)

(d)(11)	Form of Stock Option Agreement(3)

(d)(12)	Form of Stock Option Agreement for Non-Employee Directors(3)

(d)(13)	Microsoft Corporation Deferred Compensation Plan(4)

(d)(14)	Microsoft Corporation Deferred Compensation Plan for Non-Employee Directors(4)

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.
(1)	Incorporated by reference to Current Report on Form 8-K filed July 20, 2006.
(2)	Incorporated by reference to Current Report on Form 8-K filed November 15, 2004.
(3)	Incorporated by reference to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2004.
(4)	Incorporated by reference to Registration Statement on Form S-8 filed February 28, 2006.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2006	MICROSOFT CORPORATION

/s/ CHRISTOPHER P. LIDDELL
Christopher P. Liddell Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 21, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 21, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 21, 2006

(a)(1)(F)*	Form of Letter to Microsoft Savings Plus 401(k) Plan Participants, dated July 21, 2006

(a)(1)(G)*	Summary Advertisement, dated July 21, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Amended and Restated Microsoft Corporation 2001 Stock Plan(1)

(d)(2)	Amended and Restated Microsoft Corporation 1991 Stock Option Plan(1)

(d)(3)	Microsoft Corporation 1999 Stock Plan for Non-Employee Directors(2)

(d)(4)	Microsoft Corporation Stock Option Plan for Non-Employee Directors(2)

(d)(5)	Microsoft Corporation 2003 Employee Stock Purchase Plan(3)

(d)(6)	Microsoft Corporation 1998 Stock Option Gain and Bonus Deferral Program(3)

(d)(7)	Form of Stock Award Agreement(3)

(d)(8)	Form of Stock Award Agreement for Non-Employee Directors(3)

(d)(9)	Form of Shared Performance Stock Award Agreement for the January 1, 2004 to June 30, 2006 performance period(3)

(d)(10)	Form of Shared Performance Stock Award Agreement for the July 1, 2003 to June 30, 2006 performance period(3)

(d)(11)	Form of Stock Option Agreement(3)

(d)(12)	Form of Stock Option Agreement for Non-Employee Directors(3)

(d)(13)	Microsoft Corporation Deferred Compensation Plan(4)

(d)(14)	Microsoft Corporation Deferred Compensation Plan for Non-Employee Directors(4)

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.
(1)	Incorporated by reference to Current Report on Form 8-K filed July 20, 2006.
(2)	Incorporated by reference to Current Report on Form 8-K filed November 15, 2004.
(3)	Incorporated by reference to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2004.
(4)	Incorporated by reference to Registration Statement on Form S-8 filed February 28, 2006.